Exhibit 4.1

VITACUBE SYSTEMS HOLDINGS, INC.

October     , 2004

The Shemano Group, Inc.
601 California Street, Suite 1150
San Francisco, CA 94108

Dear Sirs:

        The undersigned is a holder of shares of common stock, and/or options, warrants, or other rights to acquire common stock, of VitaCube Systems Holdings, Inc., a Nevada corporation (the "Company"). The undersigned understands that the Company intends to conduct a public offering (the "Public Offering") of units (the "Units") consisting of common stock of the Company and/or warrants to purchase common stock of the Company, in an offering to be managed by The Shemano Group, Inc. (the "Underwriter"), pursuant to a registration statement to be filed with the Securities and Exchange Commission (the "SEC") (such registration statement, as may be amended, is referred to herein as the "Registration Statement"). To induce the Underwriter and any other underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees as follows:

        (i)    During the period commencing on the date hereof and ending on the date which is 12 months from the date of closing of the Public Offering (such period herein referred to as the "Lock-Up Period"), the undersigned will not, directly or indirectly, through an "affiliate" or "associate" (as such terms are defined in the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act")), a family member or otherwise, offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer or grant any rights with respect thereto in any manner (either privately or publicly pursuant to Rule 144 of the General Rules and Regulations under the Securities Act, or otherwise) any shares of common stock of the Company or any other securities of the Company, including but not limited to any securities convertible or exchangeable into shares of common stock of the Company or options, warrants or other rights to acquire common stock of the Company directly or indirectly owned or controlled by the undersigned on the date hereof or hereafter acquired by the undersigned pursuant to a stock split, stock dividend, recapitalization or similar transaction or otherwise acquired by the undersigned in a private transaction (the "Securities"), or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock or other securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, during the Lock-Up Period, without the Underwriter's prior written consent; provided, however, that such Securities may be sold or otherwise transferred in a private transaction during the Lock-Up Period so long as the acquirer of the Securities, by written agreement with the Underwriter entered into at the time of acquisition and delivered to the Underwriter prior to the consummation of such acquisition, agrees to be bound by the restrictions set forth in this Agreement.

        (ii)   In the event the undersigned proposes to sell at any time during the one-year period commencing upon the effective date of the Registration Statement any Securities publicly under Rule 144 or otherwise, the undersigned shall sell such Securities through the Underwriter, so long as the price and terms of execution offered by such Underwriter are at least as favorable as may be obtained from other brokerage firms.

        (iii)  During the Lock-up Period, the undersigned agrees not to make any demand for, exercise any right, or file (or participate in the filing of) a registration statement with respect to the registration of any Securities (excluding the undersigned's rights, if any, to have the Company maintain the effectiveness of the registration statement filed by the Company and declared effective on August 6, 2004) without the consent of the Underwriter.

        (iv)  The undersigned agrees to enter into any agreement required by any state securities authority or any regulatory or other authority (including the American Stock Exchange) as a condition to registration of the offering in such state, if requested by the Underwriter.

        This Agreement shall terminate in the event (a) the Public Offering does not close on or before March 1, 2005, (b) the gross proceeds received by the Company upon the closing of the Public Offering do not equal at least $4 million, or (c) the Public Offering Price Per Share (as defined below) does not equal at least $.50 per share (on a pre-split basis). The "Public Offering Price Per Share" means the Unit offering price in the Public Offering divided by the number of shares of common stock included in the Unit.

        This Agreement shall also terminate with respect to paragraphs (i), (ii), and (iii) above if after the closing of the Public Offer the average of the last reported sales price for the Company's common stock equals or exceeds 200% of the Public Offering Price Per Share (as defined above) for twenty consecutive trading days.

        The undersigned hereby agrees to the placement of a legend on the certificates representing the Securities to indicate the restrictions on resale of the Securities imposed by this agreement and/or the entry of stop transfer orders with the transfer agent and the registrar of the Company's securities against the transfer of the Securities except in compliance with this agreement. In the case of any Securities for which the undersigned is the beneficial but not the record holder, the undersigned agrees to cause the record holder to authorize the Company to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on its books and records with respect to such Securities.

        To the extent that the undersigned has any rights with respect to the registration of any Securities pursuant to any agreement with the Company, and to the extent that such agreement and the rights conferred thereunder may be inconsistent with the terms of this letter agreement, the undersigned agrees that the terms herein shall govern.

        The undersigned hereby represents and warrants that (a) all of the Securities held by such person are listed on the attached Annex 1; (b) the undersigned has full power and authority to enter into this letter agreement, and (c) the undersigned will execute any additional documents necessary or desirable in connection with the enforcement of this letter agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

        If this agreement is acceptable to the Underwriter, please sign the form of acceptance below and deliver one of the counterparts hereof to me. This will become a binding agreement between us upon execution by each of the parties hereto.

Very truly yours,
(Signature)
(Print Name)
AGREED to and ACCEPTED this day of 2004
THE SHEMANO GROUP, INC.
By	Authorized Signature

Annex 1
List of Securities Held